Backer & Hostetler llp

45 Rockefeller Plaza
New York, NY 10111

T 212.589.4200
F 212.589.4201
www.bakerlaw.com

Adam W. Finerman direct dial: 212.589.4233 afinerman@bakerlaw.com

January 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Perry Hindin

Re:	Focused Compounding Fund, LP
Parks! America, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed January 19, 2024 by Focused Compounding Fund, LP, Andrew Kuhn, Geoff Gannon and James Ford
File No. 000-51254

Ladies and Gentlemen:

Focused Compounding Fund, LP (“Focused Compounding,” “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) dated January 22, 2024 (the “Comment Letter”) for the revised contested preliminary proxy statement we filed with the Commission on January 19, 2024 (File No. 000-51254) relating to Parks! America, Inc. (the “Company”).

Revised Preliminary Proxy Statement on Schedule 14A

Proposal No. 2 Removal Proposal, page 5

1.	We note your response to prior comment 1. Please revise the first sentence of the last paragraph of the section entitled “The Focused Nominees” to conform to your response. In addition, since approval of the Removal Proposal is not conditioned upon approval of the Bylaw Amendment Proposal, please provide disclosure in the appropriate section of the proxy statement to explain what would happen if the Removal Proposal was approved but the Bylaw Amendment Proposal was not. In such a scenario, it appears that shareholders would lack the authority to elect successor directors to fill resulting vacancies. Were that to occur, please disclose whether the removed directors would have the authority under current section 4.7 of the Bylaws to elect their successors, and if not, the resulting impact on the Board’s composition. Alternatively, disclose in all relevant sections, if true, that Proposals 2, 3 and 4 are cross-conditioned on each other.

We will revise the disclosure throughout the proxy statement in order to clarify that each of the Removal Proposal and the Election Proposal is subject to approval of the Bylaw Amendment Proposal, which will be updated to be subject to approval of both the Removal Proposal and the Election Proposal. That is, the proxy will be revised to reflect that either all of Proposals 2, 3, and 4 will be approved, or none of them will be approved.

Proposal No. 3 Bylaw Amendment Proposal, page 5

2.	The Bylaw Amendment Proposal notes that vacancies on the Board may be filled by the remaining directors by majority vote. Please disclose in this section the voting standard applicable to a vote by shareholders to fill vacancies on the Board. Current disclosure describing the proposal only states that “shareholders shall also have the right, along with the Board, to elect successors...” and the Bylaw Amendment itself only refers to a “vote of shareholders.” Disclosure on page 8 under the section entitled “Election Proposal” discloses the voting standard to approve the current Election Proposal, but it does not indicate whether such standard applies in future scenarios where Board vacancies are created by shareholders successfully voting to remove directors.

Disclosure will be revised to reflect that, if the Bylaw Amendment Proposal is approved, the voting standard applicable to shareholders voting to fill Board vacancies created by shareholder removal will be the standard under Section 4.5(c) of the Company’s bylaws. That standard requires “a majority of votes cast by the shares entitled to vote in the election” in order for shareholders to fill a vacancy that the shareholders created by removing a director. The Company’s bylaws state no standard unique to shareholder-filled Board vacancies, and so the Section 4.5(c) standard for electing directors applies in that circumstance as well.

3.	We note your response to prior comment 2. Given the revised disclosure that both shareholders and the Board would have the power to fill vacancies, please disclose the outcome, in both the current solicitation and in future situations, resulting from the scenario where the shareholders and Board vote for different directors to fill the vacancies. Specify whose vote would control. Please also disclose whether, assuming the Removal Proposal is approved, the removed directors will have the right to vote to fill the Board’s vacancies. If the removed directors will not have such right, please disclose the outcome resulting from the approval of the Removal Proposal and the lack of approval of the Bylaw Amendment Proposal and the Election Proposal. For example, disclose how the vacant Board would be filled, or alternatively, if true, disclose that Proposals 2, 3 and 4 are cross-conditioned on each other.

In light of our response to comment 1 above, Proposals 2, 3, and 4 will be cross-conditioned on one another. Because of this, there would be no scenario in which the existing Board is removed without a new Board concurrently being installed, or without the Bylaw Amendment Proposal being approved. Further, if the entire Board is removed, such removal would become effective, thus creating vacancies, and there would be no ability for the removed directors to act to fill vacancies. A purported act by the current directors to fill vacancies after they are removed from the Board would have no authority or effect. In a future scenario where certain directors remain following a partial removal by shareholders, and the shareholders elect new directors to fill the vacancy created by the removal, if such remaining directors act to appoint directors to fill the vacancies created by the removal, we believe the shareholder vote would control. But if the Company were to take a contrary position, there could be a legal dispute that may need to be adjudicated.

Quorum; Broker Non-Votes; Discretionary Voting, page 8

4.	Please supplement the disclosure in this section to clarify, consistent with the last sentence of the first paragraph on page 9, that the filing persons do not expect to receive any broker non-votes at the meeting.

We will revise the disclosure to add that because brokers may cast votes without instruction only on routine matters, and none of the Proposals are routine, we do not expect to receive any broker non-votes.

Please direct your questions or comments to Adam Finerman of BakerHostetler, who is representing Focused Compounding in this securities matter at (212) 589-4233 or afinerman@bakerlaw.com. Thank you for your assistance.

Sincerely,

Focused Compounding Fund, LP

/s/	Andrew Kuhn
Andrew Kuhn Managing Member of Focused Compounding Capital Management General Partner of Focused Compounding Fund, LP

cc: Adam Finerman